

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2024

Nguyen Thi Lan Anh
Chief Financial Officer
VinFast Auto Ltd.
Dinh Vu – Cat Hai Economic Zone
Cat Hai Islands, Cat Hai Town, Cat Hai District
Hai Phong City , Vietnam

> **Re: VinFast Auto Ltd.**
> **Form 20-F for the Year Ended December 31, 2023**
> **Filed April 25, 2024**
> **File No. 001-41782**

Dear Nguyen Thi Lan Anh:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing